                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                         TorreyPines Therapeutics, Inc.
                         (formerly known as Axonyx Inc.)
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    89235K105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 3, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  The  Schedules  filed in paper  format  shall  include  a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      William S. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    407,968 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                407,968 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     407,968 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Fagan Capital, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    143,603 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                143,603 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     143,603 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 4 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Laura A. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     257,564 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 257,564 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     257,564 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 5 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      James Dvorak
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     1,866 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 1,866 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 6 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Lucrum Partners, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 7 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Lucrum Capital Management, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     0 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 8 of 11 Pages
----------------------                                    ----------------------

          The following constitutes Amendment No. 1 to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 1 is being filed to report,  among other things,  changes to the  Reporting  Persons'  beneficial  ownership of shares of
Common Stock of the Issuer (as defined below) as a result of the consummation of the business combination of Axonyx Inc. with TorreyPines  Therapeutics,  Inc. on
October 3, 2006 and the associated 1-for-8 reverse split of the shares of Common
Stock of the Issuer (the  "Reverse  Split").  Unless  otherwise  indicated,  all figures  contained  herein have been  adjusted to take into  account the Reverse
Split.

         Item 1 is hereby amended and restated as follows:

         This  Schedule  13D  relates to the shares of Common  Stock,  par value
$0.001 (the "Common Stock") of TorreyPines Therapeutics, Inc. (formerly known as
Axonyx Inc.) (the "Issuer").  The address of the principal  executive offices of the Issuer is 11085 North  Torrey  Pines Road,  Suite 300, La Jolla,  California
92037.

         Item 5 is hereby amended and restated as follows:

         (a) As of the date of this  Schedule  13D,  William S. Fagan,  Laura A.
Fagan  and  Fagan  Capital  may each be  deemed  to be the  beneficial  owner of
407,968, 257,564 and 143,603 shares of Common Stock, respectively,  constituting approximately  2.6%,  1.6% and less  than 1%,  respectively,  of the  15,670,832 shares of Common Stock outstanding (the "Outstanding  Shares") as of October 12,
2006. The number of Outstanding Shares is based on information received from the
Issuer.

         As of the date of this  Schedule  13D,  James Dvorak is the  beneficial owner  of  1,866  shares  of  Common  Stock,  constituting  less  than 1% of the
Outstanding  Shares.  As of the date of this Schedule 13D,  Lucrum  Partners and
Lucrum Management do not beneficially own any securities of the Issuer.

         Each of the Reporting  Persons  disclaims  beneficial  ownership of the shares held by the other Reporting Persons,  except to the extent of his, her or its pecuniary interest therein.

         (b)  William S.  Fagan is the  beneficial  owner of  407,968  shares of
Common  Stock,  constituting  approximately  2.6%  of  the  Outstanding  Shares, consisting of 143,603 shares of Common Stock beneficially owned by Fagan Capital and 264,365 shares owned directly by Mr. Fagan.  Mr. Fagan has the sole power to vote and to dispose of the 143,603 shares of Common Stock  beneficially owned by
Fagan Capital by virtue of his position with Fagan  Capital.  Fagan Capital is a party to a management  agreement  with a customer (the "Client") for which Fagan
Capital provides  investment  advisory services that is the record holder of the
143,603 shares reported as beneficially  owned by Fagan Capital (the "Management
Agreement").  The Management Agreement provides that Fagan Capital has the right to make investment and voting  decisions with respect to the shares purchased by
Fagan Capital on the Client's behalf.  Accordingly,  Mr. Fagan and Fagan Capital have sole voting and  dispositive  power with  respect to the 143,603  shares of
Common Stock of the Issuer reported as beneficially owned by Fagan Capital.  Mr.
Fagan also has the sole power to vote and to  dispose of the  264,365  shares of
Common Stock he directly owns. Mr. Fagan's beneficial  ownership reported herein does not include  shares of Common  Stock held by Laura A. Fagan,  spouse of Mr.
Fagan.

         Laura A.  Fagan has the sole  power to vote and to  dispose  of 257,564 shares of  Common  Stock,  constituting  approximately  1.6% of the  Outstanding
Shares.  Mrs.  Fagan's  beneficial  ownership  reported  herein does not include shares of Common Stock held by William S. Fagan, spouse of Mrs. Fagan.

         Mr. Dvorak has the sole power to vote and to dispose of 1,866 shares of
Common Stock, constituting less than 1% of the Outstanding Shares.

         For purposes of clarification,  the Reporting Persons  beneficially own an aggregate of 667,398 shares of Common Stock, constituting  approximately 4.3%
of the Outstanding Shares. This reflects direct ownership as follows:

James Dvorak                                            1,866 shares

Lucrum Partners                                         -

Lucrum Management                                       -

Client of Fagan Capital                                 143,603 shares

William S. Fagan                                        264,365 shares

Laura A. Fagan                                          257,564 shares

Total direct ownership of Reporting Persons             667,398 shares

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 9 of 11 Pages
----------------------                                    ----------------------

         (c) Schedule A annexed  hereto lists the  transactions  effected by the
Reporting Persons during the past 60 days. All the transactions were effected in the open market.

         (d)  Pursuant  to the  Management  Agreement,  the Client  which is the record holder of the 143,603 shares of Common Stock  beneficially owned by Fagan
Capital  and Mr.  Fagan has the  right to  receive  and the power to direct  the receipt of dividends from, or the proceeds from the sale of, such shares.

         (e) The  Reporting  Persons  ceased to be five percent (5%)  beneficial owners of the shares of Common Stock of the Issuer on October 3, 2006.

         Item 6 is hereby amended and restated as follows:

         The Client is  presently a party to certain  equity  swap  arrangements
(the  "Swap   Arrangements")   with  Morgan  Stanley  &  Co.   Incorporated   as
counterparty.  Pursuant to these Swap Arrangements, the Client has agreed to pay to or receive from such  counterparty,  an amount of cash equal to the change in price on a total of  330,286  shares  of  Common  Stock.  The Swap  Arrangements require cash settlement. The Client has no right to physical settlement. Neither the Client nor any of the Reporting Persons has voting or dispositive power with respect  to any  Common  Stock,  if any,  that may be  actually  owned by Morgan
Stanley to hedge its position in the Swap Arrangements.

         Other than the Swap  Arrangements and the Management  Agreement,  there are no  contracts,  arrangements,  understandings  or  relationships  among  the
Reporting Persons,  or between the Reporting Persons and any other person,  with respect to the securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 10 of 11 Pages
----------------------                                    ----------------------

                      [SIGNATURE PAGE TO THE SCHEDULE 13D]

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2006

                                            Fagan Capital, Inc.

                                            By: /s/ William S. Fagan
                                               -------------------------
                                               Name: William S. Fagan
                                               Title: President

                                            /s/ William S. Fagan
                                            -----------------------------
                                            William S. Fagan

                                            /s/ Laura A. Fagan
                                            -----------------------------
                                            Laura A. Fagan

                                            /s/ James Dvorak
                                            -----------------------------
                                            James Dvorak

                                            Lucrum Partners, LP

                                            By:  Lucrum Capital Management, LLC,
                                                 its General Partner

                                            By:  /s/ James Dvorak
                                                 --------------------------
                                                 Name: James Dvorak
                                                 Title: Managing Member

                                            Lucrum Capital Management, LLC

                                            By:  /s/ James Dvorak
                                                 --------------------------
                                                 Name: James Dvorak
                                                 Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 89235K105                   13D                    Page 11 of 11 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

       TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

      (THE FOLLOWING TRANSACTIONS WERE EFFECTED PRIOR TO THE REVERSE SPLIT
       AND HAVE NOT BEEN ADJUSTED TO TAKE INTO ACCOUNT THE REVERSE SPLIT)

                                  JAMES DVORAK
--------------------------------------------------------------------------------
Shares of Common Stock
    Purchased/(Sold)           Price Per Share ($)         Date of Purchase/Sale
    ----------------           -------------------         ---------------------
--------------------------------------------------------------------------------
        (5,000)                       1.02                        8/30/06
--------------------------------------------------------------------------------
          (800)                       1.03                        9/05/06
--------------------------------------------------------------------------------
        (5,000)                       1.03                        9/06/06
--------------------------------------------------------------------------------
        (4,900)                       1.02                        9/11/06
--------------------------------------------------------------------------------
        (5,000)                       1.01                        9/11/06
--------------------------------------------------------------------------------